Exhibit (m)

PIMCO ETF TRUST

AMENDED AND RESTATED DISTRIBUTION AND SERVICING PLAN

WHEREAS, PIMCO ETF Trust (the “Trust”) is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”) (capitalized terms not otherwise defined herein have the meanings assigned thereto in the Trust’s registration statement under the 1940 Act and under the Securities Act of 1933, as amended, as such registration statement is amended or modified by any amendments or supplements thereto at the time in effect);

WHEREAS, the Trust issues shares of beneficial interest (“shares”) in separate series (“Funds”), with each Fund representing interests in a separate portfolio of securities and other assets;

WHEREAS, certain shareholders of the Funds may require distribution and related services, and the provision of such services to shareholders requiring these services may benefit such shareholders and facilitate their ability to invest in the Funds;

WHEREAS, the Trust has entered into a written Distribution Agreement (the “Agreement”) with the Funds’ principal distributor (the “Distributor”), pursuant to which the Distributor will act as the exclusive distributor with respect to the creation and distribution of Creation Unit size aggregations of shares of the Funds as described in each Fund’s registration statement;

WHEREAS, the Board of Trustees of the Trust has determined that there is a reasonable likelihood that the Plan will benefit the Funds and their shareholders;

NOW THEREFORE, the Trust hereby adopts this Amended and Restated Distribution and Servicing Plan (the “Plan”) on the following terms and conditions:

1. The Trust may pay the Distributor for providing certain services in connection with the distribution and marketing of shares of each Fund, at a rate specified in paragraph 2 below, based upon the average daily net assets of each Fund.

2. Subject to the limitations of applicable law and regulations, including rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the Distributor may be paid quarterly at an annual rate of up to but not more than 0.25% of the average daily net assets of the Fund.

3. The payment of fees to the Distributor is subject to compliance by the Distributor with the terms of the Agreement. For the purposes of determining the fees payable under the Plan, the average daily net asset value of a Fund shall be computed in the manner specified in the Trust’s Declaration of Trust and the Fund’s current prospectus.

4. Services which the Distributor may provide under this Plan may include, but are not limited to, the following functions: marketing and promotional services including advertising; providing facilities to answer questions from prospective investors about the Funds; receiving and answering correspondence or responding to shareholder inquiries, including requests for prospectuses and statements of additional information; preparing, printing and delivering prospectuses and shareholder reports to prospective shareholders; complying with federal and state securities laws pertaining to the sale of shares; and such other services and obligations as are set forth in the Agreement.

5. The Distributor may use all or any portion of the amount received pursuant to this Plan to compensate securities dealers or other persons to the extent permitted under applicable law for providing distribution assistance, including broker-dealer and shareholder support and educational and promotional services, pursuant to agreements with the Distributor, or to pay any of the expenses associated with other activities authorized under paragraph 4.

6. The Plan shall not take effect until it has been approved, together with any related agreements and supplements, by votes of a majority of both (a) the Board of Trustees of the Trust, and (b) those Trustees of the Trust who are not “interested persons” (as defined in the 1940 Act) and have no direct or indirect financial interest in the operation of the Plan or any agreements related to it (the “Plan Trustees”), cast in person at a meeting (or meetings) called for the purpose of voting on the Plan and such related agreements.

7. The Plan shall continue in effect so long as such continuance is specifically approved at least annually in the manner provided for approval of the Plan in paragraph 6.

8. Any person authorized to direct the disposition of monies paid or payable by a Fund pursuant to the Plan or any related agreement shall provide to the Trust’s Board of Trustees, and the Board shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

9. Any agreement related to the Plan shall be in writing and shall provide: (a) that such agreement may be terminated at any time as to a Fund, without payment of any penalty, by vote of a majority of the Plan Trustees or by vote of a majority of the outstanding voting securities of the Fund, on not more than sixty (60) days’ written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.

10. The Plan may be amended at any time with respect to a Fund by the Board of Trustees, provided that (a) any amendment to increase materially the costs which a Fund may bear for distribution pursuant to the Plan shall be effective only upon approval by a vote of a majority of the outstanding voting securities of the Fund, and (b) any material amendments of the terms of the Plan shall become effective only upon approval as provided in paragraph 6 hereof.

11. While the Plan is in effect, the selection and nomination of Trustees who are not interested persons (as defined in the 1940 Act) of the Trust shall be committed to the discretion of the Trustees who are not interested persons.

12. The Trust shall preserve copies of the Plan, any related agreement and any report made pursuant to paragraph 8 hereof, for a period of not less than six (6) years from the date of the Plan, such agreement or report, as the case may be, the first two (2) years of which shall be in an easily accessible place.

13. It is understood and expressly stipulated that neither the holders of shares of any Fund nor any Trustee, officer, agent or employee of the Trust shall be personally liable hereunder, nor shall any resort be had to other private property for the satisfaction of any claim or obligation hereunder, but the Trust only shall be liable.

IN WITNESS WHEREOF, the Trust has adopted this Distribution and Servicing Plan effective as of the 30th day of November, 2010.

PIMCO ETF TRUST

By: /s/ Peter Strelow
TITLE: Vice President

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